Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

FOR IMMEDIATE RELEASE

Gold Royalty Continues Sector-Leading Growth Trajectory and Plans for a Mutually Beneficial Acquisition of Elemental Royalties

Vancouver, British Columbia – January 31, 2022 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty”, or the “Company”) is pleased to provide an update on its growth plans, and its proposed acquisition of Elemental Royalties Corp. (TSX-V: ELE) (“Elemental”). Continuing its trajectory of disciplined expansion and growth over the past year, Gold Royalty has offered to acquire all of the issued and outstanding Elemental common shares (the “Elemental Shares”) for consideration of 0.27 of a Gold Royalty common share (a “Gold Royalty Share”) per Elemental Share (the “Offer”) as set forth in Gold Royalty’s Offer and Circular dated January 11, 2022 (the “Offer and Circular”).

“The acquisition of Elemental will be the fourth corporate transaction undertaken by Gold Royalty within the last 12 months, representing an unprecedented pace of accretive growth and resulting in a diverse and well-balanced portfolio of high-quality precious metal royalty assets with peer-leading growth. Since our oversubscribed US$90 million initial public offering in March 2021, we have successfully acquired Ely Gold Royalties, Abitibi Royalties and Golden Valley. Additionally, we declared our inaugural dividend, secured a flexibility-enhancing credit facility from the Bank of Montreal and achieved strong trading liquidity for our shareholders”, said David Garofalo, Chief Executive Officer and Chairman of Gold Royalty.

“We are excited to welcome Elemental shareholders into the Gold Royalty family and with the acquisition of Elemental’s nine royalties, Gold Royalty will hold 200 royalties anchored by our existing gold-focused royalties in two of the best mining jurisdictions in the world, Quebec and Nevada. Our large, diversified portfolio will generate significant cash flows over a long life cycle, support future dividend growth, and position us to aggressively pursue acquisitions and further consolidation in the royalty sector, all for the benefit of our shareholders.”

Together, we believe Gold Royalty and Elemental will create value for all stakeholders through the following:

●	Continued Growth – Gold Royalty possesses sector-leading growth driven by its existing royalty portfolio, with research analysts[1] estimating a compounded annual growth rate in revenue in excess of 60% over the next 3 years. Instead of incurring equity dilution in a highly competitive and scarce market for precious metal royalty acquisitions, the shareholders of Elemental will benefit from and contribute to Gold Royalty’s strong organic growth platform.

●	Diversification –The combined portfolio will be anchored in Tier 1 jurisdictions, including Quebec, Nevada and Australia. Diversification protects shareholders against asset concentration risk as well as geopolitical risk. Illustratively, one of Elemental’s nine royalties is located in a jurisdiction which is currently experiencing significant political upheaval. In a small royalty portfolio, such as Elemental’s, such turmoil poses material risk to shareholders. Within Gold Royalty, Elemental shareholders will be less exposed to such risk.

1 Consists of consensus estimates of analysts covering Gold Royalty, being H.C. Wainwright (Dec. 22, 2021) and Haywood (Jan. 18, 2022)

●	Dividends – Despite only completing its IPO less than 12 months ago, Gold Royalty declared its first quarterly dividend on January 18, 2022, demonstrating a firm commitment to returning capital to shareholders. Conversely, Elemental’s current level of indebtedness has likely restricted its ability to return cash flow to shareholders. With the anticipated production timelines for the mines underlying the Company’s royalty holdings, the Gold Royalty board intends to periodically reassess the level of dividend payments with the goal of returning additional cash flow to shareholders in the future with or without the addition of the Elemental portfolio. The proposed acquisition of Elemental has the potential to accelerate the pace of future dividend increases.

●	Financial Strength – Gold Royalty had approximately US$38 million in cash and marketable securities with no debt as at January 21, 2022. Additionally on January 24, 2022, the Company announced a revolving credit facility with the Bank of Montreal for up to US$25 million. Conversely, as of September 30, 2021, Elemental had high-cost net debt of US$19 million. Within Gold Royalty, Elemental shareholders will benefit from our strong, debt-free balance sheet, which provides enhanced flexibility to pursue accretive acquisitions.

●	Trading Liquidity – Gold Royalty enjoys peer-leading trading liquidity on the NYSE American. In part, this liquidity benefits from the Company’s inclusion in the Junior Gold Miners ETF (GDXJ). As recently as December 17, 2021, Gold Royalty’s weighting on the GDXJ was increased three-fold, which drove significant increased demand for Gold Royalty Shares. Over the six months leading to Gold Royalty’s announcement of its intention to make the Offer, Elemental’s average daily share trading liquidity represented less than 2% of Gold Royalty’s. Within Gold Royalty, it is expected that Elemental shareholders will benefit from significantly improved trading liquidity and a potential re-rating as a result of Gold Royalty’s GDXJ index membership.

●	Scale - The benefits of consolidation, in addition to talent and asset quality, are best measured in terms of capital markets and operating scale which combine to drive more predictable earnings, lower G&A (as a percentage of revenue), increased trading liquidity, lower cost of capital and, ultimately, higher valuations. This creates a virtuous cycle in which capital can be more efficiently deployed on an accretive basis to drive further growth. It is this dynamic which we believe the market is recognizing and rewarding in our recent acquisitions. We firmly believe that a combination between Gold Royalty and Elemental will result in a similar outcome, which will continue to benefit all shareholders.

Investor Call

Gold Royalty will hold an investor call on Tuesday February 1, 2022 at 11:00 a.m. EST/8:00 a.m. PST to update shareholders and other interested parties as well as to discuss the status of the Offer. Shareholders and other interested parties are invited to participate via live webcast or telephone. To participate in the live webcast and to view the accompanying presentation materials, please log into https://produceredition.webcasts.com/starthere.jsp?ei=1527464&tp_key=d17151227a immediately prior to the presentation. To join the teleconference, please call 1-888-204-4368 toll-free from North America, 647-794-4605 from Toronto (Local) or 604-449-6082 from Vancouver (Local). Shareholders and other interested parties can submit questions ahead of the investor call by e-mailing their questions to assistance@laurelhill.com.

Additional Information

The Offer and Circular and related offer documents (the “Offer Documents”) have been mailed to Elemental shareholders and have been filed with the Canadian and United States securities regulators and will be available on Gold Royalty’s website for the Offer at https://www.goldroyalty.com/elemental-offer/, under Elemental’s SEDAR profile at www.sedar.com, and in the United States under Gold Royalty’s profile on EDGAR at www.sec.gov.

Gold Royalty encourages securityholders of Elemental to read the full details of the Offer set forth in the Offer Documents which contains the full terms and conditions of the Offer and other important information, including detailed instructions on how Elemental shareholders can tender their Elemental Shares to the Offer. For assistance in depositing Elemental Shares to the Offer, Elemental shareholders should contact the Information Agent, Laurel Hill Advisory Group, who can be contacted at 1-877-452-7184 toll-free in North America or at 1-416-304-0211 outside of North America or by e-mail at assistance@laurelhill.com.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For Elemental shareholders who have questions or require additional information, please contact:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)

E-mail: assistance@laurelhill.com

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer is being made solely by, and subject to the terms and conditions set out in the Offer Documents.

Notice to U.S. Elemental Shareholders

The offer and sale of the Gold Royalty Shares in the Offer is subject to a registration statement on Form F-4 (the “Registration Statement”) of Gold Royalty covering such offer and sale that has been filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such Registration Statement includes various documents related to such offer and sale, including a prospectus relating to the Offer. INVESTORS AND SHAREHOLDERS OF ELEMENTAL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL AND THE OFFER. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Gold Royalty or such transaction involving the issuance of the Gold Royalty Shares at the SEC’s website (www.sec.gov) under Gold Royalty’s issuer profile, and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com, or on request without charge from Gold Royalty, at 1830-1030 West Georgia Street, Vancouver, B.C. V6E 2Y3 or by telephone at 1 (833) 396-3066.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and take-over bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Elemental should be aware that owning Gold Royalty Shares may subject them to tax consequences both in the United States and in Canada. The Offer Documents may not describe these tax consequences fully. Elemental shareholders should read any tax discussion in the Offer Documents, and holders of Elemental Shares are urged to consult their tax advisors.

An Elemental shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Gold Royalty is incorporated in Canada, some or all of Gold Royalty’s officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and a substantial portion of Gold Royalty’s assets and of the assets of such persons are located outside the United States. Elemental shareholders in the United States may not be able to sue Gold Royalty or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE GOLD ROYALTY SHARES OFFERED IN THE OFFER DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFER DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

Cautionary Statement on Forward-Looking Information

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including among others, statements regarding the satisfaction of the conditions of the Offer; the anticipated timing, benefits and effects of the completion of the Offer and expectations regarding the Company’s growth plans, dividend policy and its and the combined companies’ portfolios and their future cash flow generation, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments; and the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses and the other important risks and uncertainties set out in the Offer Documents, Gold Royalty’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other public filings available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.